UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT No. 5
to
SCHEDULE 13E-3
(Rule 13E-100)
RULE 13E-3 TRANSACTION STATEMENT
Under Section 13(e) of the Securities Exchange Act of 1934

SMART MODULAR TECHNOLOGIES (WWH), INC.
(Name of Issuer)

SMART MODULAR TECHNOLOGIES (WWH), INC.
SALEEN HOLDINGS, INC.
SALEEN ACQUISITION, INC.
SILVER LAKE PARTNERS III, L.P.
SILVER LAKE TECHNOLOGY ASSOCIATES III, L.P
SLTA III (GP), L.L.C.
SILVER LAKE GROUP, L.L.C.
SILVER LAKE SUMERU FUND, L.P.
SILVER LAKE TECHNOLOGY ASSOCIATES SUMERU, L.P.
SLTA SUMERU (GP), L.L.C.
SILVER LAKE PARTNERS III CAYMAN (AIV III), L.P.
SILVER LAKE TECHNOLOGY ASSOCIATES III CAYMAN, L.P.
SILVER LAKE (OFFSHORE) AIV GP III, LTD.
SILVER LAKE SUMERU FUND CAYMAN, L.P.
SILVER LAKE TECHNOLOGY ASSOCIATES SUMERU CAYMAN, L.P.
SLTA SUMERU (GP) CAYMAN, L.P.
SILVER LAKE SUMERU (OFFSHORE) AIV GP, LTD.
IAIN MACKENZIE
AJAY SHAH
(Name of Persons Filing Statement)

Ordinary Shares, par value $0.0001667 per share
(Title of Class of Securities)

G82245-10-4
(CUSIP Number of Class of Securities)

SMART Modular Technologies (WWH), Inc. c/o Bruce M. Goldberg 39870 Eureka Drive Newark, California 94560 (510) 623-1231	Iain MacKenzie c/o SMART Modular Technologies (WWH), Inc. 39870 Eureka Drive Newark, California 94560 (510) 623-1231

Silver Lake Partners III, L.P.
Silver Lake Technology
Associates III, L.P.
SLTA III (GP), L.L.C.
Silver Lake Group, L.L.C.
Silver Lake Partners III Cayman
(AIV III), L.P.
Silver Lake Technology
Associates III Cayman, L.P.
Silver Lake (Offshore) AIV GP
III, LTD.
c/o Karen King
2775 Sand Hill Road, Suite 100
Menlo Park, California 94025
(650) 233-8120	Silver Lake Sumeru Fund, L.P.
Silver Lake Technology
Associates Sumeru, L.P.
SLTA Sumeru (GP), L.L.C.
Silver Lake Sumeru Fund
Cayman, L.P.
Silver Lake Technology
Associates Sumeru Cayman L.P.
SLTA Sumeru (GP) Cayman,
L.P.
Silver Lake Sumeru (Offshore)
AIV GP, LTD.
c/o Karen King
2775 Sand Hill Road, Suite 100
Menlo Park, California 94025
(650) 233-8120	Ajay Shah c/o Silver Lake Sumeru 2775 Sand Hill Road, Suite 100 Menlo Park, California 94025 (650) 233-8120
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Kaye Scholer LLP Two Palo Alto Square, Suite 400 3000 El Camino Real Palo Alto, California 94306 Fax No.: (650) 319-4918 Attention: Diane Holt Frankle	Davis Polk and Wardwell LLP 1600 El Camino Real Menlo Park, California 94025 Fax No.: (650) 752-3604 Attention: Alan F. Denenberg	Simpson Thacher & Bartlett LLP 2550 Hanover Street Palo Alto, California 94304 Fax No.: (650) 251-5002 Attention: Peter S. Malloy

This statement is filed in connection with (check the appropriate box):
☑	The filing of solicitation materials on an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐	The filing of a registration statement under the Securities Act of 1933.

☐	A tender offer.

☐	None of the above.
Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐
Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$646,035,265	$75,005

*	For purposes of calculating the filing fee only, the transaction value was determined based upon the sum of (A) (1) 66,098,205 shares of ordinary shares (including restricted shares) issued and outstanding and owned by persons other than the Company, Parent and Merger Sub (each, as defined in this Schedule 13E-3) on April 26, 2011, multiplied (2) by $9.25 per share (the “Per Share Merger Consideration”) and (B) (1) 7,213,931 shares of ordinary shares underlying outstanding options of the Company with an exercise price of $9.25 or less, as of April 26, 2011, multiplied by (2) the excess of the Per Share Merger Consideration over the weighted average exercise price of $4.45.

**	The filing fee equals the product of 0.00011610 multiplied by the maximum aggregate value of the transaction.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: $75,005
Form or Registration No.: Schedule 14A—Preliminary Proxy Statement
Filing Party: SMART Modular Technologies (WWH), Inc.
Date Filed: May 25, 2011

Introduction
     This Amendment No. 5 to the transaction statement on Schedule 13E-3 is being filed with the Securities and Exchange Commission (the “SEC”) jointly by the following persons (collectively, the “filing persons”): SMART Modular Technologies (WWH), Inc., a Cayman Islands exempted company (the “Company”); Saleen Holdings, Inc., a Cayman Islands exempted company (“Parent”); Saleen Acquisition, Inc., a Cayman Islands exempted company (“Merger Sub”); Silver Lake Partners III, L.P., a Delaware limited partnership; Silver Lake Technology Associates III, L.P., a Delaware limited partnership; SLTA III (GP), L.L.C., a Delaware limited liability company; Silver Lake Group, L.L.C., a Delaware limited liability company; Silver Lake Sumeru Fund, L.P., a Delaware limited partnership; Silver Lake Technology Associates Sumeru, L.P., a Delaware limited partnership; SLTA Sumeru (GP), L.L.C., a Delaware limited liability company; Silver Lake Partners III Cayman (AIV III), L.P., a Cayman Islands exempted limited partnership; Silver Lake Technology Associates III Cayman, L.P., a Cayman Islands exempted limited partnership; Silver Lake (Offshore) AIV GP III, Ltd., a Cayman Islands exempted limited company; Silver Lake Sumeru Fund Cayman, L.P., a Cayman Islands exempted limited partnership; Silver Lake Technology Associates Sumeru Cayman, L.P., a Cayman Islands exempted limited partnership; SLTA Sumeru (GP) Cayman, L.P., a Cayman Islands exempted limited partnership; Silver Lake Sumeru (Offshore) AIV GP, Ltd., a Cayman Islands exempted limited company; Iain MacKenzie, President and Chief Executive Officer of the Company; and Ajay Shah, Chairman of the Board of Directors of the Company and Founding Managing Director of Silver Lake Sumeru.
     On April 26, 2011, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Parent and Merger Sub. Parent was formed by Silver Lake Partners III, L.P. and Silver Lake Sumeru Fund, L.P. and Merger Sub was formed by Parent. Pursuant to the Merger Agreement, Merger Sub will be merged with and into the Company pursuant to a plan of merger and the separate corporate existence of Merger Sub will thereupon cease, with the Company surviving the merger as a wholly-owned subsidiary of Parent (the “Merger). At the effective time of the Merger, each outstanding ordinary share of the Company, par value US$0.00016667 per share (the “Common Stock”), will be converted into the right to receive $9.25 in cash, without interest and less any applicable withholding taxes (the “Merger Consideration”), excluding (1) shares held by any of the Company’s shareholders who are entitled to and who properly exercise appraisal and dissention rights under Cayman Islands law, (2) treasury shares, (3) shares owned by any of the Company’s wholly owned subsidiaries and (4) shares owned by Parent or Merger Sub. In addition unless otherwise agreed between a holder of a stock option of the Company and Parent, each vested Company stock option (including those options that have vesting accelerated) and each unvested Company stock option (if any) held by a nonemployee director of the Company that is outstanding immediately prior to the effective time of the Merger will be cancelled in exchange for a cash payment equal to the product of (a) the excess (if any) of the Merger Consideration over the per share exercise price of such Company stock option and (b) the number of shares of Common Stock subject to such Company stock option, less any required withholding taxes. Further, unless otherwise agreed between a holder of a stock option of the Company and Parent, each unvested Company stock option (other than the unvested Company stock options (if any) held by a nonemployee director of the Company) that is outstanding immediately prior to the effective time of the Merger shall be replaced with an equivalent option to acquire ordinary shares of Parent. Last, unless otherwise agreed between a holder of a Company restricted stock unit and Parent, each Company restricted stock unit that is outstanding immediately prior to the effective time of the Merger will be cancelled in exchange for a payment in cash equal to the product of the number of shares of Common Stock underlying such restricted stock unit multiplied by the Merger Consideration, less any required withholding taxes.
     On July 12, 2011, the Company filed with the SEC a definitive proxy statement on Schedule 14A (the “Proxy Statement”) pursuant to Section 14(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), relating to an extraordinary general meeting of the shareholders of the Company. If a quorum is present at the extraordinary general meeting, the shareholders of the Company will consider and vote upon a proposal to approve as a special resolution the authorization, approval and adoption of the Merger Agreement, and such other actions as may be necessary to effectuate the transactions contemplated thereby, including the Merger (the “Merger Proposal”). A quorum will be present at the extraordinary general meeting if the holders of one third of the Common Stock outstanding and entitled to vote on the record date are present (in person or by proxy). The approval of the Merger Proposal by shareholders of the Company requires the affirmative vote of the holders of at least two thirds of the Common Stock attending such duly convened shareholders meeting of the Company (in person or by proxy) voting by poll. A copy of the Proxy Statement is incorporated by reference as Exhibit (a)(1) hereto and a copy of the Merger Agreement is attached as Annex A to the Proxy Statement. All references in this Amendment No. 5 to Schedule 13E-3 to Items numbered 1001 to 1016 are references to Items contained in Regulation M-A under the Exchange Act.
     The cross-references below are being supplied pursuant to General Instruction G of Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the Items of Schedule 13E-3. The information contained in the Proxy Statement, including all annexes thereto, is expressly incorporated herein by reference. Capitalized terms used but not defined in this Schedule shall have the meanings given to them in the Proxy Statement. The responses to each item in this Amendment No. 5 to Schedule 13E-3 are qualified in their entirety by the information contained in the Proxy Statement, including all annexes thereto.
     The filing of this Amendment No. 5 to Schedule 13E-3 shall not be construed as an admission by any of the filing persons, or by any affiliate of a filing person, that the Company is “controlled” by any other filing person or that any filing person is an “affiliate” of the Company or of any other filing person within the meaning of Rule 13e-3 under the Exchange Act.

Item 1. Summary Term Sheet.
          The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE EXTRAORDINARY GENERAL MEETING”
Item 2. Subject Company Information.
(a)	Name and Address. The information set forth in this Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS—The Parties to the Merger Agreement—SMART”

(b)	Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“THE EXTRAORDINARY GENERAL MEETING—Record Date; Shareholders Entitled to Vote; Quorum”

“SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT”

(c)	Trading Market and Price. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“MARKET PRICES OF COMMON STOCK AND DIVIDEND INFORMATION”

(d)	Dividends. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“MARKET PRICES OF COMMON STOCK AND DIVIDEND INFORMATION”

(e)	Prior Public Offerings. Not applicable.

(f)	Prior Stock Purchases. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“COMMON STOCK TRANSACTION INFORMATION”
Item 3. Identity and Background of Filing Person.
(a)	Name and Address. SMART Modular Technologies (WWH), Inc. is the subject company. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET—The Parties Involved in the Merger”

“SPECIAL FACTORS—The Parties to the Merger Agreement—SMART”

“SPECIAL FACTORS—Business and Background of Certain Persons Related to the Company”

“SPECIAL FACTORS— Business and Background of Certain Persons Related to Parent, Merger Sub and the Sponsors”

(b)	Business and Background of Entities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET—The Parties Involved in the Merger”

“SPECIAL FACTORS—The Parties to the Merger Agreement—Parent and Merger Sub”

“SPECIAL FACTORS—Business and Background of Certain Persons Related to Parent, Merger Sub and the Sponsors”

(c)	Business and Background of Natural Persons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS—Business and Background of Certain Persons Related to the Company”

“SPECIAL FACTORS— Business and Background of Certain Persons Related to Parent, Merger Sub and the Sponsors”
Item 4. Terms of the Transaction.
(a)(2)	Material Terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS”

“THE EXTRAORDINARY GENERAL MEETING”

“THE MERGER AGREEMENT”

“ANNEX A—AGREEMENT AND PLAN OF MERGER”

(c)	Different Terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Certain Effects of the Merger”

“SPECIAL FACTORS—Financing for the Merger”

“SPECIAL FACTORS—Interests of the Company’s Directors and Executive Officers in the Merger”

“THE MERGER AGREEMENT—General; The Merger”

“THE MERGER AGREEMENT—Consideration to be Received Pursuant to the Merger”

“ANNEX A—AGREEMENT AND PLAN OF MERGER”

(d)	Appraisal Rights. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET—Appraisal Rights”
“APPRAISAL RIGHTS”
“ANNEX C— SECTION 238 OF THE CAYMAN ISLANDS COMPANIES LAW”

(e)	Provisions For Unaffiliated Security Holders. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS— Provisions for Unaffiliated Stockholders”

(f)	Eligibility for Listing or Trading. Not applicable.
Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(a)	Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET—Interests of the Company’s Directors and Executive Officers in the Merger”
“SPECIAL FACTORS—Background of the Merger”
“SPECIAL FACTORS— Interests of the Company’s Directors and Executive Officers in the Merger”
“COMMON STOCK TRANSACTION INFORMATION”

(b)-(c)	Significant Corporate Events; Negotiations or Contacts. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”
“SPECIAL FACTORS—Background of the Merger”
“SPECIAL FACTORS—Reasons for the Merger; Recommendations of the Special Committee and Our Board of Directors”
“SPECIAL FACTORS—Position of the SLP Filing Persons, the SLS Filing Persons, Parent and Merger Sub Regarding the Fairness of the Merger”
“SPECIAL FACTORS—Position of Mr. Shah Regarding the Fairness of the Merger”
“SPECIAL FACTORS—Position of Mr. MacKenzie Regarding the Fairness of the Merger”
“SPECIAL FACTORS—Certain Effects of the Merger”
“SPECIAL FACTORS— Interests of the Company’s Directors and Executive Officers in the Merger”
“THE MERGER AGREEMENT”
“ANNEX A—AGREEMENT AND PLAN OF MERGER”

(e)	Agreements Involving the Subject Company’s Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Background of the Merger”
“SPECIAL FACTORS—Reasons for the Merger; Recommendations of the Special Committee and Our Board of Directors”
“SPECIAL FACTORS—Certain Effects of the Merger”
“SPECIAL FACTORS—Financing for the Merger”
“SPECIAL FACTORS—Interests of the Company’s Directors and Executive Officers in the Merger”
“THE MERGER AGREEMENT”
“COMMON STOCK TRANSACTION INFORMATION”
“SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT”
“ANNEX A—AGREEMENT AND PLAN OF MERGER”
Item 6. Purposes of the Transaction and Plans or Proposals.

(b)	Use of Securities Acquired. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”
“SPECIAL FACTORS—Certain Effects of the Merger”
“SPECIAL FACTORS—Plans for the Company after the Merger”
“SPECIAL FACTORS—Interests of the Company’s Directors and Executive Officers in the Merger”
“THE MERGER AGREEMENT—Consideration to be Received Pursuant to the Merger”
“ANNEX A—AGREEMENT AND PLAN OF MERGER”

(c)(1)-(8)	Plans. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”
“SPECIAL FACTORS— Management and Board of Directors of the Surviving Company”
“SPECIAL FACTORS—Background of the Merger”
“SPECIAL FACTORS—Certain Effects of the Merger”
“SPECIAL FACTORS—Plans for the Company after the Merger”
“SPECIAL FACTORS—Financing for the Merger”
“SPECIAL FACTORS— Interests of the Company’s Directors and Executive Officers in the Merger”
“THE MERGER AGREEMENT”
“ANNEX A—AGREEMENT AND PLAN OF MERGER”
Item 7. Purposes, Alternatives, Reasons and Effects.

(a)	Purposes. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”
“SPECIAL FACTORS—Background of the Merger”
“SPECIAL FACTORS— Reasons for the Merger; Recommendations of the Special Committee and Our Board of Directors”

“SPECIAL FACTORS— Purposes and Reasons of the SLP Filing Person, SLS Filings Persons, Parent, Merger Sub and Mr. Shah for the Merger”
“SPECIAL FACTORS— Purposes and Reasons of Mr. MacKenzie for the Merger”
“SPECIAL FACTORS—Position of the SLP Filing Persons, the SLS Filing Persons, Parent and Merger Sub Regarding the Fairness of the Merger”
“SPECIAL FACTORS—Position of Mr. Shah Regarding the Fairness of the Merger”
“SPECIAL FACTORS—Position of Mr. MacKenzie Regarding the Fairness of the Merger”
“SPECIAL FACTORS—Certain Effects of the Merger”
“SPECIAL FACTORS—Plans for the Company after the Merger”
“SPECIAL FACTORS—Interests of the Company’s Directors and Executive Officers in the Merger”

(b)	Alternatives. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS—Background of the Merger”
“SPECIAL FACTORS—Reasons for the Merger; Recommendations of the Special Committee and Our Board of Directors”
“SPECIAL FACTORS—Effects on the Company if the Merger is Not Completed”
“SPECIAL FACTORS—Plans for the Company after the Merger”

(c)	Reasons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”
“SPECIAL FACTORS—Background of the Merger”
“SPECIAL FACTORS— Reasons for the Merger; Recommendations of the Special Committee and Our Board of Directors”
“SPECIAL FACTORS—Opinion of the Financial Advisor of the Special Committee”
“SPECIAL FACTORS— Purposes and Reasons of the SLP Filing Person, SLS Filings Persons, Parent, Merger Sub and Mr. Shah for the Merger”
“SPECIAL FACTORS— Purposes and Reasons of Mr. MacKenzie for the Merger”
“SPECIAL FACTORS—Position of the SLP Filing Persons, the SLS Filing Persons, Parent and Merger Sub Regarding the Fairness of the Merger”
“SPECIAL FACTORS—Position of Mr. Shah Regarding the Fairness of the Merger”
“SPECIAL FACTORS—Position of Mr. MacKenzie Regarding the Fairness of the Merger”
“SPECIAL FACTORS—Certain Effects of the Merger”
“SPECIAL FACTORS—Plan for the Company after the Merger”
“ANNEX B— OPINION OF THE SPECIAL COMMITTEE’S FINANCIAL ADVISOR”

(d)	Effects. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”
“QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE EXTRAORDINARY GENERAL MEETING”
“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS— Reasons for the Merger; Recommendations of the Special Committee and Our Board of Directors”
“FACTORS—Certain Effects of the Merger”
“SPECIAL FACTORS—Effects on the Company if the Merger is Not Completed”
“SPECIAL FACTORS—Plans for the Company after the Merger”
“SPECIAL FACTORS—Financing for the Merger”
“SPECIAL FACTORS— Interests of the Company’s Directors and Executive Officers in the Merger”
“SPECIAL FACTORS—Estimated Fees and Expenses”
“SPECIAL FACTORS— Material U.S. Federal Income Tax Consequences of the Merger to Our Shareholders”
“THE MERGER AGREEMENT”
“APPRAISAL RIGHTS”
“ANNEX A—AGREEMENT AND PLAN OF MERGER”
“ANNEX C— SECTION 238 OF THE CAYMAN ISLANDS COMPANIES LAW”
Item 8. Fairness of the Transaction.

(a)-(b)	Fairness; Factors Considered in Determining Fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”
“QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE EXTRAORDINARY GENERAL MEETING”
“SPECIAL FACTORS—Background of the Merger”
“SPECIAL FACTORS—Reasons for the Merger; Recommendations of the Special Committee and Our Board of Directors”
“SPECIAL FACTORS—Purposes and Reasons of the SLP Filing Persons, SLS Filing Persons, Parent, Merger Sub and Mr. Shah for the Merger ”
“SPECIAL FACTORS—Opinion of the Financial Advisor of the Special Committee”
“SPECIAL FACTORS—Position of the SLP Filing Persons, the SLS Filing Persons, Parent and Merger Sub Regarding the Fairness of the Merger”
“SPECIAL FACTORS—Position of Mr. Shah Regarding the Fairness of the Merger”
“SPECIAL FACTORS—Position of Mr. MacKenzie Regarding the Fairness of the Merger”
“ANNEX B—OPINION OF THE SPECIAL COMMITTEE’S FINANCIAL ADVISOR”

(c)	Approval of Security Holders. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”
“QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE EXTRAORDINARY GENERAL MEETING”
“SPECIAL FACTORS—Reasons for the Merger; Recommendations of the Special Committee and Our Board of Directors”
“THE EXTRAORDINARY GENERAL MEETING—Record Date; Shareholders Entitled to Vote; Quorum”

“THE EXTRAORDINARY GENERAL MEETING—Vote Required”
“MATTERS TO BE CONSIDERED AT THE EXTRAORDINARY GENERAL MEETING”

(d)	Unaffiliated Representative. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”
“SPECIAL FACTORS—Background of the Merger”
“SPECIAL FACTORS— Reasons for the Merger; Recommendations of the Special Committee and Our Board of Directors”
“SPECIAL FACTORS—Opinion of the Financial Advisor of the Special Committee”
“ANNEX B— OPINION OF THE SPECIAL COMMITTEE’S FINANCIAL ADVISOR”

(e)	Approval of Directors. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET—Reasons for the Merger; Recommendations of the Special Committee and Our Board of Directors”
“SPECIAL FACTORS—Background of the Merger”
“SPECIAL FACTORS— Reasons for the Merger; Recommendations of the Special Committee and Our Board of Directors”

(f)	Other Offers. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS—Background of the Merger”
Item 9. Reports, Opinions, Appraisals and Negotiations.

(a)-(b)	Report, Opinion or Appraisal; Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET—Opinion of the Financial Advisor of the Special Committee”
“SPECIAL FACTORS—Background of the Merger”
“SPECIAL FACTORS— Reasons for the Merger; Recommendations of the Special Committee and Our Board of Directors”
“SPECIAL FACTORS—Opinion of the Financial Advisor of the Special Committee”
“ANNEX B— OPINION OF THE SPECIAL COMMITTEE’S FINANCIAL ADVISOR”

(c)	Availability of Documents. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“WHERE SHAREHOLDERS CAN FIND ADDITIONAL INFORMATION”

Item 10. Source and Amounts of Funds or Other Consideration.

(a)-(b)	Source of Funds; Conditions. The information set forth in this Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”
“SPECIAL FACTORS— Financing for the Merger”
“THE MERGER AGREEMENT—Certain Covenants; Company Cooperation”
“THE MERGER AGREEMENT—When the Merger Becomes Effective; Marketing Period”
“ANNEX A—AGREEMENT AND PLAN OF MERGER”

(c)	Expenses. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET—The Merger Agreement”
“SPECIAL FACTORS—Effects on the Company if the Merger is Not Completed”
“SPECIAL FACTORS—Estimated Fees and Expenses”
“THE MERGER AGREEMENT—Termination Fees”
“THE MERGER AGREEMENT—Remedies”
“ANNEX A—AGREEMENT AND PLAN OF MERGER”

(d)	Borrowed Funds. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET—Financing for the Merger”
“SPECIAL FACTORS— Financing for the Merger”
“THE MERGER AGREEMENT—Certain Covenants; Company Cooperation”
“THE MERGER AGREEMENT—When the Merger Becomes Effective; Marketing Period”
“ANNEX A—AGREEMENT AND PLAN OF MERGER”
Item 11. Interest in Securities of the Subject Company.

(a)	Securities Ownership. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”
“SPECIAL FACTORS— Interests of the Company’s Directors and Executive Officers in the Merger”
“COMMON STOCK TRANSACTION INFORMATION”
“SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT”

(b)	Securities Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“COMMON STOCK TRANSACTION INFORMATION”
“SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT”
Item 12. The Solicitation or Recommendation.

(d)	Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”
“QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE EXTRAORDINARY GENERAL MEETING”
“SPECIAL FACTORS— Reasons for the Merger; Recommendations of the Special Committee and Our Board of Directors”
“SPECIAL FACTORS—Interests of the Company’s Directors and Executive Officers in the Merger”

(e)	Recommendation of Others. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”
“QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE EXTRAORDINARY GENERAL MEETING”
“SPECIAL FACTORS— Reasons for the Merger; Recommendations of the Special Committee and Our Board of Directors”
“SPECIAL FACTORS— Purposes and Reasons of the SLP Filing Persons, SLS Filing Persons, Parent, Merger Sub and Mr. Shah for the Merger”
“SPECIAL FACTORS—Position of the SLP Filing Persons, the SLS Filing Persons, Parent and Merger Sub Regarding the Fairness of the Merger”
“SPECIAL FACTORS—Position of Mr. Shah Regarding the Fairness of the Merger”
“SPECIAL FACTORS—Position of Mr. MacKenzie Regarding the Fairness of the Merger”
Item 13. Financial Statements.

(a)	Financial Information. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“HISTORICAL SELECTED FINANCIAL INFORMATION”
“WHERE SHAREHOLDERS CAN FIND ADDITIONAL INFORMATION”

(b)	Pro Forma Information. Not applicable.
Item 14. Persons/Assets, Retained, Employed, Compensated or Used.

(a)	Solicitations or Recommendations. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET—Reasons for the Merger; Recommendations of the Special Committee and Our Board of Directors”
“QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE EXTRAORDINARY GENERAL MEETING”
“SPECIAL FACTORS—Reasons for the Merger; Recommendations of the Special Committee and Our Board of Directors”
“SPECIAL FACTORS—Estimated Fees and Expenses”
“THE EXTRAORDINARY GENERAL MEETING— Solicitation of Proxies”

(b)	Employees and Corporate Assets. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET—Reasons for the Merger; Recommendations of the Special Committee and Our Board of Directors”
“QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE EXTRAORDINARY GENERAL MEETING”
“SPECIAL FACTORS—Reasons for the Merger; Recommendations of the Special Committee and Our Board of Directors”
“THE EXTRAORDINARY GENERAL MEETING— Solicitation of Proxies”
Item 15. Additional Information.

(b)	Other Material Information. The entirety of the Proxy Statement, including all Annexes thereto, is incorporated herein by reference.
Item 16. Exhibits.

(a)(1)	Definitive Proxy Statement of SMART Modular Technologies (WWH), Inc., incorporated by reference to the Schedule 14A filed with the Securities and Exchange Commission on July 12, 2011 (the “Proxy Statement”).

(a)(2)(i)	Form of Proxy Card, incorporated herein by reference to the Proxy Statement.

(a)(2)(ii)	Form of Letter to Shareholders, incorporated herein by reference to the Proxy Statement.

(a)(2)(iii)	Notice of Extraordinary General Meeting of Shareholders, incorporated herein by reference to the Proxy Statement.

(a)(3)	Press Release issued by SMART Modular Technologies (WWH), Inc., dated April 26, 2011, incorporated by reference to the Current Report on Form 8-K filed by SMART Modular Technologies (WWH), Inc. with the Securities and Exchange Commission on April 26, 2011.

(a)(5)(i)	Current Report on Form 8-K filed by SMART Modular Technologies (WWH), Inc. with the Securities and Exchange Commission on April 28, 2011, incorporated by reference.

(a)(5)(ii)	Current Report on Form 8-K filed by SMART Modular Technologies (WWH), Inc. with the Securities and Exchange Commission on July 27, 2011, incorporated by reference.

(b)(1)	Project Saleen Commitment Letter, dated April 26, 2011 by and among JPMorgan Chase Bank, N.A., J.P. Morgan Securities LLC, UBS Loan Finance LLC, UBS Securities LLC and Saleen Acquisition, Inc.*

(c)(1)	Opinion of Barclays Capital, Inc., dated April 25, 2011, incorporated herein by reference to Annex B to the Proxy Statement.

(c)(2)	Financial Analysis Presentation Materials, dated January 17, 2011, of Barclays Capital Inc. to the Special Committee of the Board of Directors of the Company.*

(c)(3)	Financial Analysis Presentation Materials Valuation Update, dated February 28, 2011, of Barclays Capital Inc. to the Special Committee of the Board of Directors of the Company.*

*      Previously filed May 25, 2011.
**     Previously filed June 27, 2011.
***     Previously filed July 27, 2011

(c)(4)	Financial Analysis Presentation Materials Transaction Overview, dated February 28, 2011, of Barclays Capital Inc. to the Special Committee of the Board of Directors of the Company.*

(c)(5)	Financial Analysis Presentation Materials, dated April 25, 2011, of Barclays Capital Inc. to the Special Committee of the Board of Directors of the Company.*

(c)(6)	Presentation Materials, dated October 26, 2010, of Barclays Capital Inc. to the Special Committee of the Board of Directors of the Company.**

(c)(7)	Potential Separation Analysis Presentation Materials, dated April 1, 2011, of Barclays Capital Inc. to the Special Committee of the Board of Directors of the Company.**

(c)(8)	Discussion Materials, dated March 12, 2011, of Barclays Capital Inc. to the Special Committee of the Board of Directors of the Company.***

(c)(9)	Discussion Materials, dated March 21, 2011, of Barclays Capital Inc. to the Special Committee of the Board of Directors of the Company.***

(d)(1)	Agreement and Plan of Merger, dated as of April 26, 2011, by and among Saleen Holdings, Inc., Saleen Acquisition, Inc., and SMART Modular Technologies (WWH), Inc., incorporated herein by reference to Annex A of the Proxy Statement.

(d)(2)(i)	Limited Guarantee, dated as of April 26, 2011, by Silver Lake Partners III, L.P. in favor of SMART Modular Technologies (WWH), Inc.*

(d)(2)(ii)	Limited Guarantee, dated as of April 26, 2011, by Silver Lake Sumeru Fund, L.P. in favor of SMART Modular Technologies (WWH), Inc.*

(d)(3)	Equity Commitment Letter, dated as of April 26, 2010 by and among Silver Lake Partners III, L.P., Silver Lake Sumeru Fund, L.P. and Saleen Holdings, Inc.*

(e)(1)	Letter Agreement, dated April 25, 2011, by and between Iain MacKenzie and Saleen Holdings, Inc.*

(e)(2)	Letter Agreement, dated as of April 25, 2011, by and between Wayne Eisenberg and Saleen Holdings, Inc.*

(e)(3)	Letter Agreement, dated as of April 25, 2011, by and between Alan Marten and Saleen Holdings, Inc.*

(e)(4)	Letter Agreement, dated as of April 25, 2011, by and between John (Jack) Moyer and Saleen Holdings, Inc.*

(e)(5)	Letter Agreement, dated as of April 25, 2011, by and between Barry Zwarenstein and Saleen Holdings, Inc.*

(f)	Section 238 of the Cayman Islands Companies Law, incorporated herein by reference to Annex C of the Proxy Statement.

(g)	Not applicable.

(h)	Not applicable.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SMART MODULAR TECHNOLOGIES (WWH), INC.

By:	/s/ Iain MacKenzie

Name:	Iain MacKenzie
Title:	Director, President & CEO
Dated: August 1, 2011
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SALEEN HOLDINGS, INC.

By:	/s/ Karen M. King

Name:	Karen M. King
Title:	Treasurer/Secretary
Dated: August 1, 2011
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SALEEN ACQUISITION, INC.

By:	/s/ Karen M. King

Name:	Karen M. King
Title:	Treasurer/Secretary
Dated: August 1, 2011
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SILVER LAKE PARTNERS III, L.P.

By:	SILVER LAKE TECHNOLOGY ASSOCIATES III, L.P., its general partner

By:	SLTA III (GP), L.L.C., its general partner

By:	SILVER LAKE GROUP, L.L.C., its managing member

By:	/s/ Karen M. King

Name:	Karen M. King
Title:	Managing Director and Chief Legal Officer
Dated: August 1, 2011
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SILVER LAKE TECHNOLOGY ASSOCIATES III, L.P.

By:	SLTA III (GP), L.L.C., its general partner

By:	SILVER LAKE GROUP, L.L.C., its managing member

By:	/s/ Karen M. King

Name:	Karen M. King
Title:	Managing Director and Chief Legal Officer
Dated: August 1, 2011
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SLTA III (GP), L.L.C.

By:	SILVER LAKE GROUP, L.L.C., its managing member

By:	/s/ Karen M. King

Name:	Karen M. King
Title:	Managing Director and Chief Legal Officer
Dated: August 1, 2011
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SILVER LAKE GROUP, L.L.C.

By:	/s/ Karen M. King

Name:	Karen M. King
Title:	Managing Director and Chief Legal Officer
Dated: August 1, 2011

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SILVER LAKE SUMERU FUND, L.P.

By:	SILVER LAKE TECHNOLOGY ASSOCIATES SUMERU, L.P., its general partner

By:	SLTA SUMERU (GP), L.L.C., its general partner

By:	/s/ Karen M. King
	Name:	Karen M. King
	Title:	Managing Director and Chief Legal Officer
Dated: August 1, 2011
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SILVER LAKE TECHNOLOGY ASSOCIATES SUMERU, L.P.

By:	SLTA SUMERU (GP), L.L.C., its general partner

By:	/s/ Karen M. King
	Name:	Karen M. King
	Title:	Managing Director and Chief Legal Officer
Dated: August 1, 2011
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SLTA SUMERU (GP), L.L.C.

By:	/s/ Karen M. King
	Name:	Karen M. King
	Title:	Managing Director and Chief Legal Officer
Dated: August 1, 2011
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SILVER LAKE PARTNERS III CAYMAN (AIV III), L.P.

By:	SILVER LAKE TECHNOLOGY ASSOCIATES III CAYMAN, L.P., its general partner

By:	SILVER LAKE (OFFSHORE) AIV GP III, LTD., its general partner

By:	/s/ Karen M. King

Name: Karen M. King
Title: Director
Dated: August 1, 2011
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SILVER LAKE TECHNOLOGY ASSOCIATES III CAYMAN, L.P.

By:	SILVER LAKE (OFFSHORE) AIV GP III, LTD., its general partner

By:	/s/ Karen M. King

Name: Karen M. King
Title: Director
Dated: August 1, 2011
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SILVER LAKE (OFFSHORE) AIV GP III, LTD.

By:	/s/ Karen M. King

Name: Karen M. King
Title: Director
Dated: August 1, 2011
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SILVER LAKE SUMERU FUND CAYMAN, L.P.

By:	SILVER LAKE TECHNOLOGY ASSOCIATES SUMERU CAYMAN, L.P., its general partner

By:	SLTA SUMERU (GP) CAYMAN, L.P., its general partner

By:	SILVER LAKE SUMERU (OFFSHORE) AIV GP, LTD., its general partner

By:	/s/ Karen M. King

Name: Karen M. King
Title: Director
Dated: August 1, 2011
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SILVER LAKE TECHNOLOGY ASSOCIATES SUMERU CAYMAN, L.P.

By:	SLTA SUMERU (GP) CAYMAN, L.P., its general partner

By:	SILVER LAKE SUMERU (OFFSHORE) AIV GP, LTD., its general partner

By:	/s/ Karen M. King

Name: Karen M. King
Title: Director
Dated: August 1, 2011
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SLTA SUMERU (GP) CAYMAN, L.P.

By:	SILVER LAKE SUMERU (OFFSHORE) AIV GP, LTD., its general partner

By:	/s/ Karen M. King

Name: Karen M. King
Title: Director
Dated: August 1, 2011
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SILVER LAKE SUMERU (OFFSHORE) AIV GP, LTD.

By:	/s/ Karen M. King

Name: Karen M. King
Title: Director

Dated: August 1, 2011

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

IAIN MACKENZIE

By:	/s/ Iain MacKenzie

	Name:	Iain MacKenzie
Dated: August 1, 2011
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AJAY SHAH

By:	/s/ Ajay Shah

	Name:	Ajay Shah
Dated: August 1, 2011

EXHIBIT INDEX

(a)(1)	Proxy Statement of SMART Modular Technologies (WWH), Inc., incorporated by reference to the Schedule 14A filed with the Securities and Exchange Commission on July 12, 2011 (the “Proxy Statement”).

(a)(2)(i)	Form of Proxy Card, incorporated herein by reference to the Proxy Statement.

(a)(2)(ii)	Form of Letter to Shareholders, incorporated herein by reference to the Proxy Statement.

(a)(2)(iii)	Notice of Extraordinary General Meeting of Shareholders, incorporated herein by reference to the Proxy Statement.

(a)(3)	Press Release issued by SMART Modular Technologies (WWH), Inc., dated April 26, 2011, incorporated by reference to the Current Report on Form 8-K filed by SMART Modular Technologies (WWH), Inc. with the Securities and Exchange Commission on April 26, 2011.

(a)(5)(i)	Current Report on Form 8-K filed by SMART Modular Technologies (WWH), Inc. with the Securities and Exchange Commission on April 28, 2011, incorporated by reference.

(a)(5)(ii)	Current Report on Form 8-K filed by SMART Modular Technologies (WWH), Inc. with the Securities and Exchange Commission on July 27, 2011, incorporated by reference.

(b)(1)	Project Saleen Commitment Letter, dated April 26, 2011 by and among JPMorgan Chase Bank, N.A., J.P. Morgan Securities LLC, UBS Loan Finance LLC, UBS Securities LLC and Saleen Acquisition, Inc.*

(c)(1)	Opinion of Barclays Capital Inc., dated April 25, 2011, incorporated herein by reference to Annex B to the Proxy Statement.

(c)(2)	Financial Analysis Presentation Materials, dated January 17, 2011, of Barclays Capital Inc. to the Special Committee of the Board of Directors of the Company.*

(c)(3)	Financial Analysis Presentation Materials Valuation Update, dated February 28, 2011, of Barclays Capital Inc. to the Special Committee of the Board of Directors of the Company.*

(c)(4)	Financial Analysis Presentation Materials Transaction Overview, dated February 28, 2011, of Barclays Capital Inc. to the Special Committee of the Board of Directors of the Company.*

(c)(5)	Financial Analysis Presentation Materials, dated April 25, 2011, of Barclays Capital Inc. to the Special Committee of the Board of Directors of the Company.*

(c)(6)	Presentation Materials, dated October 26, 2010, of Barclays Capital Inc. to the Special Committee of the Board of Directors of the Company.**

(c)(7)	Potential Separation Analysis Presentation Materials, dated April 1, 2011, of Barclays Capital Inc. to the Special Committee of the Board of Directors of the Company.**

(c)(8)	Discussion Materials, dated March 12, 2011, of Barclays Capital Inc. to the Special Committee of the Board of Directors of the Company.***

(c)(9)	Discussion Materials, dated March 21, 2011, of Barclays Capital Inc. to the Special Committee of the Board of Directors of the Company.***

(d)(1)	Agreement and Plan of Merger, dated as of April 26, 2011, by and among Saleen Holdings, Inc., Saleen Acquisition, Inc., and SMART Modular Technologies (WWH), Inc., incorporated herein by reference to Annex A of the Proxy Statement.

(d)(2)(i)	Limited Guarantee, dated as of April 26, 2011, by Silver Lake Partners III, L.P. in

*     Previously filed May 25, 2011
**     Previously filed June 27, 2011
***     Previously filed July 27, 2011

favor of SMART Modular Technologies (WWH), Inc.*

(d)(2)(ii)	Limited Guarantee, dated as of April 26, 2011, by Silver Lake Sumeru Fund, L.P. in favor of SMART Modular Technologies (WWH), Inc.*

(d)(3)	Equity Commitment Letter, dated as of April 26, 2010 by and among Silver Lake Partners III, L.P., Silver Lake Sumeru Fund, L.P. and Saleen Holdings, Inc.*

(e)(1)	Letter Agreement, dated April 25, 2011, by and between Iain MacKenzie and Saleen Holdings, Inc.*

(e)(2)	Letter Agreement, dated as of April 25, 2011, by and between Wayne Eisenberg and Saleen Holdings, Inc.*

(e)(3)	Letter Agreement, dated as of April 25, 2011, by and between Alan Marten and Saleen Holdings, Inc.*

(e)(4)	Letter Agreement, dated as of April 25, 2011, by and between John (Jack) Moyer and Saleen Holdings, Inc.*

(e)(5)	Letter Agreement, dated as of April 25, 2011, by and between Barry Zwarenstein and Saleen Holdings, Inc.*

(f)	Section 238 of the Cayman Islands Companies Law, incorporated herein by reference to Annex C of the Proxy Statement.

(g)	Not applicable.

(h)	Not applicable.